10025711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 27556

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 25 2010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Summit Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Campus Drive
(No. and Street)

Parsippany (City) New Jersey (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Weinman (973) 285-3670
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Steven Weinman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Equities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MAUREEN P. BETTIO
Notary Public, State of New Jersey
My Commission Expires
November 07, 2012

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT EQUITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Summit Equities, Inc.

We have audited the accompanying statement of financial condition of Summit Equities, Inc. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Summit Equities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 18, 2010

SUMMIT EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS	
Cash and cash equivalents	$ 3,578,008
Receivable from clearing organization	181,933
Commissions and concessions receivable	2,050,667
Furniture, fixtures and equipment, net	265,555
Prepaid expenses and other assets	430,798
	$ 6,506,961
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payable to clearing organization	$ 64,488
Commissions and concessions payable	1,684,217
Deferred advisory fee revenues	257,825
Notes payable to shareholder	108,000
Accounts payable and accrued expenses	547,630
Total liabilities	2,662,160
Stockholders' equity	
Common stock, no par value,	
Class A voting; authorized 1,250 shares; 60.720 issued and 39.250 shares outstanding	7,500
Class B non-voting; authorized 1,250 shares; 166.060 issued and 129.445 shares outstanding	15,178
Additional paid-in capital	1,102,957
Retained earnings	3,585,809
Treasury stock, 21.470 shares of Class A held at cost	(332,320)
Treasury stock, 36.615 shares of Class B held at cost	(534,323)
Total stockholders' equity	3,844,801
	$ 6,506,961

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Summit Equities, Inc. (the "Company") is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and acts as a securities broker-dealer. The Company is also registered with the Securities and Exchange Commission ("SEC") as an investment adviser and provides advisory services to clients for a fee.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by board of directors and available for issuance on February 18, 2010. Subsequent events have been evaluated through this date.

Commission and Concession Revenues and Expenses

Commission and concession revenues and expenses are recorded on the trade date. Commission and concession revenue and expenses are earned on Mutual Fund and Variable Product transactions.

Advisory Fees

Advisory fee revenues and expenses are earned or incurred on asset management services. The Company defers revenues and expenses for advisory services provided and recognize these deferrals ratably on a monthly basis over the lives of the contracts.

Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation, which is provided on a straight-line basis over their estimated useful lives.

Asset	Estimated Useful Lives	Principal Method
Computer equipment	5 years	Straight-line
Office equipment	5 to 7 years	Straight-line
Furniture and fixtures	7 years	Straight-line
Leasehold improvements	Term of the lease	Straight-line
Software	3 to 5 years	Straight-line

1. Nature of operations and summary of significant accounting policies (continued)

Rent Expense

Rent is charged to operations by amortizing the minimum rent payment over the life of the lease, using the straight-line method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is not liable for federal or most state income taxes as the stockholders have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the Company's stockholders are generally liable for taxes on corporate income and receive the benefit from corporate loss.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and files income tax returns in various states. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

2. Furniture, fixtures and equipment

Details of furniture, fixtures and equipment as of December 31, 2009 are as follows:

Computer equipment	$	400,542
Office equipment		254,997
Furniture and fixtures		77,911
Leasehold improvements		146,534
Software		25,040
		905,024
Less accumulated depreciation and amortization		639,469
	$	265,555

Depreciation expense was $106,227 for the year ended December 31, 2009.

3. Capital stock

The relative rights of the two classes of stock are identical except that the Class B stock is non-voting. A buy-back agreement exists, which prohibits transfers of the ownership of the outstanding shares without the written consent of the Company and the other stockholders and provides for the determination of the price of the buy-back of shares from any shareholder. Additionally, the Company will acquire shares of any deceased stockholder.

4. Related party transactions

Beginning June 1, 2001, Summit Marketing, Inc., and Summit Financial Resources, Inc., affiliates of the Company, agreed to assume a portion of the Company's rental commitment. Beginning January 1, 2008 this agreement was amended whereby, Summit Marketing, Inc., agreed to pay 20.5% and Summit Financial Resources, Inc. agreed to pay 4.5% of the rental commitment on a month-by-month basis. Total related party reimbursements to the Company, for the year ended December 31, 2009, amounted to approximately $11,000 (see Note 7).

Summit Marketing, Inc., provides the Company with support staff and payroll services for which the Company reimburses Summit Marketing, Inc. on a monthly basis. Total reimbursements for the year ended December 31, 2009 amounted to approximately $3,685,000, which are included in general and administrative expenses. In addition, Summit Marketing, Inc. sponsors a defined contribution plan (401(k)) for eligible employees, in which the Company participates. The employees may make voluntary contributions not to exceed the lesser of 100% of salary or the limitations provided for by the Internal Revenue Code. At the discretion of the Company, the Company matches a portion of the participant's contribution, with a maximum match of 6% of the employee's compensation. For the year ended December 31, 2009, the Company elected not to make a contribution.

Total commissions paid to stockholders for the year ended December 31, 2009, included in commission and concession, and advisory fee expense, amounted to approximately $8,674,000.

4. Related party transactions (continued)

On January 4, 2008, the Company signed a promissory note ("2008 Note") for the purchase of 8.935 shares of Class A stock for $90,000. The 2008 Note bears an interest of prime rate plus 1%, adjusted annually on the anniversary of the 2008 Note, but not to exceed 10%. Per the 2008 Note, only interest shall be paid for the first, second and third anniversaries and principal plus interest on the fourth anniversary. Thereafter, eleven consecutive annual principal payments with interest shall be made. The 2008 Note also requires the Company to pay distribution from profits each year for 7 consecutive years from the date of the 2008 Note.

On June 26, 2009, the Company signed a promissory note ("2009 Note") for the purchase of 1.785 shares of Class A stock for $18,000. The 2009 Note bears an interest of prime rate plus 1%, adjusted annually on the anniversary of the 2009 Note, but not to exceed 10%. Per the 2009 Note, only interest shall be paid on January 4, 2010 and January 4, 2011 and on January 4, 2012 interest plus principal shall be paid. Thereafter, eleven consecutive annual principal payments with interest shall be made. The 2009 Note also requires the Company to pay distribution from profits each year for 7 consecutive years from the date of the 2009 Note.

Aggregate future required principal payments are approximately as follows:

Year ending December 31	
2010	$ -
2011	
2012	3,000
2013	6,000
2014	7,000
Thereafter	92,000
	$ 108,000

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $2,639,000, which was approximately $2,462,000 in excess of its minimum requirement of approximately $177,000.

6. Deposit with clearing organization

The Company in the aggregate must maintain a minimum balance of $1 million in clearing accounts with their clearing organization, which processes customer transactions. For the year ended December 31, 2009, the Company had an account balance of approximately $1.8 million, which is included in cash and cash equivalents on the balance sheet. In 2009, the Company also increased its escrow deposit from $50,000 to $100,000.

7. Commitments

The Company is obligated under two non-cancelable lease agreements on their office space expiring August 31, 2014. The leases contain escalation clauses based on increased costs incurred by the landlord. Rent income for the year ended December 31, 2009 was approximately $88,000, net of certain related party reimbursed expenses (see Note 4) and administrative reimbursed expenses.

The approximate future minimum annual rental commitments under the terms of the leases, as of December 31, 2009, are approximately as follows:

Year ending December 31		
2010	$	876,000
2011		920,000
2012		948,000
2013		948,000
2014		632,000
	$	4,324,000

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Off-balance sheet risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

10. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

11. Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

12. Subsequent event

In March 2010, the Company expects to distribute approximately $600,000 to stockholders.

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Summit Equities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the nine month period from April 1, 2009 through December 31, 2009, which were agreed to by Summit Equities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the nine month period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7T. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 18, 2010

SUMMIT EQUITIES, INC.

STATEMENT OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Nine Month Period From April 1, 2009 Through December 31, 2009

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$	11,298,607
General Assessments at 0.0025	$	28,247
Payments Remitted		(7,168)
Amount Due with Form SIPC-7T	$	21,079

SUMMIT EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009